Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment pursuant to 17 CFR 200.83 is:

OptiNose, Inc.

1020 Stony Hill Road, Suite 300

Yardley, Pennsylvania 19067

Attention: Michael F. Marino, Chief Legal Officer

Telephone: 267-364-3550

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

September 25, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:                                                                    Mr. Jacob Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                             OptiNose, Inc.

Registration Statement on Form S-1

Filed September 18, 2017

Registration No. 333-220515

Ladies and Gentlemen:

On behalf of our client, OptiNose, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-220515), initially confidentially submitted to the Commission on June 26, 2017 and filed with

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the Commission on September 18, 2017 (the “Registration Statement”). In this letter, we are responding only to comment number 8 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Staff Comment and Company Response

Critical accounting policies

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Stock-based compensation, page 81

8.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

Rule 83 Confidential Treatment Request by OptiNose, Inc.; Request No. 1

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus for the proposed IPO that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The Company anticipates effecting a stock split in connection with the IPO pursuant to a future amendment to the Company’s certificate of incorporation that will be filed with the Delaware Secretary of State. The Preliminary Price Range set forth in this letter does not reflect the anticipated stock split. The Company also notes that the actual price range included in the preliminary prospectus for the IPO (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 (on a post-split basis) from the low end to the high end if the high end of the Bona Fide Price Range is $10.00 or less, or by more than 20% of the high end of the Bona Fide Price Range if such high end exceeds $10.00 per share, in each case pursuant to Commission guidance. The

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Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters of the proposed IPO, including discussions that took place on September 19, 2017 between senior management of the Company and representatives of Jefferies LLC and Piper Jaffray & Co., the lead underwriters for the IPO. Prior to September 19, 2017, the Company had not held formal discussions with the underwriters regarding a price range for the IPO.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s IPO public marketing process. Though the Company does not currently anticipate this happening, such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. If that were to occur, we would inform the Staff immediately of that occurrence.

The Company notes that, as is typical in IPOs, the Preliminary Price Range of the Company’s common stock was not derived using a formal determination of fair value of the Company’s common stock. For example, the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. Among the factors considered in determining this Preliminary Price Range were the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s historical performance, the Company’s financial condition and prospects, estimates of the Company’s business potential and earnings prospects for the Company and the industry in which it operates, the recent performance of IPOs of companies in the pharmaceutical industry, the U.S. Food and Drug Administration’s (“FDA”) marketing approval of the Company’s XHANCE product on September 18, 2017 and other business developments impacting the Company.

In order to estimate the fair value of common stock used to price its option grants since January 1, 2016, the Company’s board of directors (the “Board”) considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In addition to the difference in purpose and methodology, the Company believes that the difference in the value per share of common stock reflected between the Preliminary Price Range and the value of the common stock utilized to price option grants since January 1, 2016 is principally due to the following factors:

•                  The hiring of highly experienced members to the Company’s management team, including the Company’s Chief Commercial Officer, Chief Financial Officer and

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Chief Legal Officer, each of whom has a track record of success for obtaining regulatory approval of and commercializing products for public companies. The hiring process for these officers began in the fall of 2016 and continued into the first quarter of 2017.

•                  The FDA’s acceptance of the Company’s NDA for filing and review of XHANCE in January 2017.

•                  In March through May 2017, the Company closed its Series D preferred stock financing in which it sold preferred equity at a purchase price of $32.85 per share for aggregate consideration of $36.7 million. This Series D preferred stock financing was priced and led by a third party investor that was previously not an investor in the Company.

•                  On June 26, 2017, the Company confidentially submitted a draft Registration Statement with the Commission. The submission was intended to begin the process of evaluating the alternatives to raise the funds to meet the Company’s development and commercialization needs. Alternatives considered were additional private funds, cross-over financing and/or an IPO.

•                  The Company began “Testing the Waters” meetings in accordance with the Jumpstart Our Business Startups Act of 2012 on June 27, 2017, and on August 23, 2017, the Company completed this process.  During these meetings the Company received feedback suggesting that an IPO may be possible.

•                  In July and August 2017, the Company secured commercial supply and manufacturing agreements with its key vendors for the anticipated commercial launch of XHANCE, should approval by the FDA be obtained.

•                  On September 18, 2017, the Company received marketing approval from the FDA to market and sell XHANCE in the United States, which the Company believes is the primary driver of the differences between the Company’s recent valuations and the Preliminary Price Range. The FDA approval process is a lengthy, time-consuming and inherently unpredictable process, and it is not uncommon for the FDA to issue a complete response letter to drug-device combination products outlining deficiencies in an initial NDA submission. If the Company had not obtained FDA approval, the Company would not be progressing with the IPO at this time, or other planned business initiatives, until such time approval was obtained.

•                  The FDA approval of XHANCE also further validated the Company’s proprietary exhalation delivery system technology, which has the potential to be utilized in the development of other drug products.

•                  On September 18, 2017, the Company publicly filed the Registration Statement with the Commission in conjunction with receiving FDA approval for XHANCE earlier the same day.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources to enable the expected commercial launch of XHANCE in the United States in the second quarter of 2018.  In

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addition, the completion of an IPO would provide the Company with more access to debt and the public equity markets.

•                  The Preliminary Price Range for the IPO assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  The Preliminary Price Range also assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company. The Company’s previous valuations had weightings attributed to each of these other possible outcomes.

•                  The Preliminary Price Range assumes the conversion of all of the shares of Series A, Series B-1, Series C, Series C-1, Series C-2 and Series D preferred stock upon the completion of the IPO and the elimination of the liquidation preferences for each series of preferred stock, which results in a higher allocation of the total fair value of the Company’s equity being attributable to the common stock.

The Company acknowledges the price used for the most recent grants of options is below the Preliminary Price Range; however, the Company believes the valuations used are appropriate. In addition to the factors listed above, there are additional factors that support the discount in the August 31, 2016 and May 9, 2017 valuation determinations (used through September 12, 2017), compared to the Preliminary Price Range, including (i) the inherent uncertainty of completing a successful IPO, which is not only affected by the uncertainty of demand for shares of the Company’s common stock but also contingent upon receiving FDA approval for XHANCE, and (ii) the real possibility that the actual IPO valuation could be substantially lower than the Preliminary Price Range. In light of these factors, the Company respectfully submits to the Staff that the valuation difference between the most recent valuation reports described above, compared to the Preliminary Price Range, is reasonable.

Recent Stock Option Grants

The following table summarizes the number of stock options granted, as well as the Board’s determination of the estimated fair value of common stock, since January 1, 2016.  Share numbers, as well as all option exercise prices and estimated fair values of common stock, have not been adjusted to reflect an anticipated stock split, which the Company plans to implement prior to effectiveness of the Registration Statement.

Grant Date	Number of Shares Subject to Options Granted	Option Exercise Price	Estimated Fair Value of Common Stock
December 20, 2016(1)	100,000	$47.10	$14.85
December 20, 2016	238,500	$14.85	$14.85
January 23, 2017	55,000	$14.85	$14.85
January 30, 2017	50,000	$14.85	$14.85
February 13, 2017	7,000	$14.85	$14.85
February 20, 2017	2,000	$14.85	$14.85
February 27, 2017	2,000	$14.85	$14.85
August 7, 2017	55,500	$20.95	$20.95
September 12, 2017	10,000	$20.95	$20.95

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(1) Reflects an option granted to one of the Company’s executive officers with a per share exercise price in excess of the then estimated fair market value in order to incentivize stock appreciation.

There have been no options granted since September 12, 2017. All employee and director stock option grants have been accounted for under Financial Accounting Standards Board Accounting Standards Codification, Topic 718, Compensation — Stock Compensation.  There were no options granted to persons other than employees or directors during 2015 and 2016 and through September 25, 2017.

Stock-based compensation expense was $0.6 million, $0.6 million, $0.5 million and $1.0 million for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017, respectively. At June 30, 2017, the Company had $3.0 million of unamortized stock-based compensation expense related to unvested service-based stock options, which is expected to be recognized over a remaining average vesting period of 3.52 years, and $2.7 million of unamortized stock- based compensation expense related to unvested performance-based stock options, which will be recognized when the occurrence of the performance condition is deemed probable.

All options to purchase shares of the Company’s common stock were granted with an exercise price per share equal to or greater than the fair value per share of the Company’s common stock on the date of grant, based on the information known to the Company on the date of grant. The Company has granted options to certain of its executive officers in the past several years with exercise prices per share in excess of the then estimated fair market value in order to incentivize stock appreciation. On each grant date, the fair values of the shares of common stock underlying the Company’s stock options were estimated by the Board, based on information known to the Company at the date of grant. In order to determine the fair value of the Company’s common stock, the Board considered, among other things, contemporaneous valuations of the Company’s common and preferred stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the Practice Aid.

The Company obtained a contemporaneous independent third-party valuation of $14.85 per share of common stock as of August 31, 2016, which the Company considered in determining the fair value of the common stock for its option grants on December 20, 2016, January 23, 2017, January 30, 2017, February 13, 2017, February 20, 2017 and February 27, 2017.  The Company obtained an additional contemporaneous, independent third-party valuation of $20.95 per share of common stock as of May 9, 2017, which the Company considered in determining the fair value of the common stock for its option grants on August 7, 2017 and September 12, 2017.

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Valuation as of August 31, 2016

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of August 31, 2016 was $14.85 per share.

In connection with the August 31, 2016 valuation, the Company first used the discounted cash flow method under the income approach to calculate the present value of expected future cash flows to determine the total equity value of the Company. The income approach was utilized because the cost approach is generally not appropriate to value a business on a going concern basis, and the market approach was not utilized due to the lack of available comparable company data at the Company’s current stage of development  The Company then allocated the total equity value to the various classes of equity outstanding using the option-pricing method (“OPM”) making various assumptions for volatility, time to liquidity and risk-free rates, and then applied a discount for lack of marketability to arrive at a per share price of $14.85. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

Consistent with the guidance provided by the Practice Aid, the Company utilized an OPM allocation approach in the August 31, 2016 valuation because this approach is most appropriate to use when future possible liquidity events (e.g., IPO and strategic sales) are more speculative in nature, and when the entity’s equity value depends on how well the entity navigates through various possible business opportunities over the term to the exit event.

Valuation as of May 9, 2017

The estimated per share fair value of the Company’s common stock calculated in the Company’s valuation as of May 9, 2017 was $20.95 per share.

For the May 9, 2017 valuation, the Company used a hybrid method to estimate the fair value of the Company’s common stock. Pursuant to this method, the Company used the discounted cash flow method of the income approach to estimate the cash flows in a potential strategic sale scenario, and the market approach to find guideline IPO transactions under an IPO scenario. In addition, the Company used the most recent round of financing under the market approach to estimate the estimated equity value in the stay-private scenario.

The estimated equity values are then allocated to the various classes of securities outstanding based on the rights and preferences of the individual securities in the capital structure. The hybrid method combines the concepts of the OPM and the probability-weighted expected return method (“PWERM”) in a single framework. The PWERM is a scenario-based methodology that estimates the fair value of common shares based upon an analysis of future values for the

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company, assuming various outcomes, and is more appropriate to use as outcomes become more predictable. The common share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common shares.

Rule 83 Confidential Treatment Request by OptiNose, Inc.; Request No. 2

The May 9, 2017 valuation considered three scenarios: (i) an IPO scenario; (ii) an M&A scenario; and (iii) a stay-private scenario assuming continued growth as a private company for five years, to determine the per share fair value of the Company’s common shares. In order to allocate the equity value to the various securities outstanding, the Company utilized a PWERM for the IPO and M&A scenarios, and an OPM for the stay-private scenario. The three scenarios were probability weighted ([***]% weighting for the IPO scenario, [***]% weighting for the M&A scenario and [***]% weighting for the stay-private scenario) to arrive at a fair value of $20.95 per common share.

Rule 83 Confidential Treatment Request by OptiNose, Inc.; Request No. 3

For comparison with the Preliminary Price Range, it is important to analyze the IPO scenario within the May 9, 2017 valuation. The fair value of common shares in the IPO scenario was estimated at $[***] per share.  However, the fair value of common shares in the IPO scenario within the May 9, 2017 valuation was estimated at $[***] per share (before giving effect to any discount for lack of marketability or any discounting of the future estimated IPO value back to the valuation date at the risk-adjusted discount rate). This $[***] per share value, when excluding the discount for lack of marketability and discounting of the future IPO value back to the valuation date, reconciles with the Preliminary Price Range.

Consistent with the guidance provided by the Practice Aid, the Company determined that adopting the hybrid method for the May 9, 2017 valuation was appropriate because it could best capture the Company’s positioning for various types of liquidity events and the expected time to liquidity.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*********************

Securities and Exchange Commission September 25, 2017 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY OPTINOSE, INC.

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (267) 675-4678 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:	Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.
Steven J. Abrams, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
Brian F. Leaf, Esq., Cooley LLP
Jeffrey P. Libson, Esq., Cooley LLP